UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42459

DIGINEX LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Diginex Regains Compliance with Nasdaq Listing Rule.

On March 23, 2026, staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notified Diginex Limited (the “Company”) that its ordinary shares, $0.0004 par value (“Ordinary Shares”) failed to maintain a minimum bid price of $1.00 on the Nasdaq Stock Market over the previous 30 consecutive business days as required by Listing Rule 5550(a)(2) of the Listing Rules of The Nasdaq Stock Market (“the “Minimum Bid Price Requirement”). The Company had a period of one hundred eighty (180) calendar days, or until September 21, 2026, to regain compliance with Nasdaq’s Minimum Bid Price Requirement.

On July 28, 2026, the Company received a written notification (the “Compliance Notice”) from Nasdaq, stating that Nasdaq had determined that for the last 20 consecutive business days, from June 29, 2026 to July 27, 2026, the closing bid price of the Company’s Ordinary Shares had been at $1.00 per share or greater and that the Company had regained compliance with the Minimum Bid Price Requirement.

On July 30, 2026, the Company issued a press release disclosing the Company’s compliance with the Minimum Bid Price Requirement. A copy of the July 30, 2026 press release is attached hereto as Exhibit 99.1.

Exhibit No.	Description
99.1	Diginex Limited Press Release, dated July 30, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGINEX LIMITED

Date: July 30, 2026		/s/ Lubomila Jordanova
	Name:	Lubomila Jordanova
	Title:	Chief Executive Officer
(Principal Executive Officer)